CORFINSURA

02 JUN -5 AM 11:02

Medellín, april 30, 2002

2 - 062380

File No. 82- 3989

02034599

OFFICE OF INTERNATIONAL CORPORATE FINANCE
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Stop 3-7
Washington, DC 20549
U.S.A.

Re: 12G3-2 (b) Information Submitted by
Corporación Financiera Nacional y Suramericana S.A.

SUPPL

Ladies and Gentlemen :

In compliance with the requirements of Rule 12g3-2 (b) (1) (iii) under the U.S. Securities Exchange Act of 1934, enclosed please find an English translation of information that Corporación Financiera Nacional y Suramericana S.A. recently made public and file with the Colombia Stock Exchange.

Very truly yours,

PROCESSED
JUN 19 2002
THOMSON
FINANCIAL

MARGARITA MARIA MESA M.
Secretary General

CORPORACIÓN FINANCIERA NACIONAL Y SURAMERICANA S.A.
Carrera 43A Nº 3-101 PBX (4) 266 55 11 Fax (4) 268 43 86 A.A. 1039 MEDELLÍN - COLOMBIA
Avenida 8 Norte Nº 12N-43 PBX (2) 668 44 22 Fax (2) 668 26 12 A.A. 4289 CALI - COLOMBIA
Calle 72 Nº 7-64 Piso 11 PBX (1) 310 03 55 Fax (1) 211 46 02 A.A. 8151 SANTAFÉ DE BOGOTÁ - COLOMBIA
Calle 34 (Plaza de los Coches Esquina) Nº 7-33 Piso 3 PBX (5) 664 44 66 Fax (5) 664 39 29 A.A. 570 CARTAGENA - COLOMBIA
www.corfinsura.com

SUPERINTENDENCIA DE VALORES (" SECURITIES COMMISSION)
FORMAT # 016
INFORMATION REGARDING PRINCIPAL SHAREHOLDER COMPANIES **File No. 82 - 3989**
CONTROLLED BY THE BANKING COMMISSION
MARCH 2002

CODE	LINE DESCRIPTION	COLUMN 01 NAME OF SHAREHOLDERCOMPANY	COLUMN 02 ID #	COLUMN 03 TYPE OF IDENTIFICATION	COLUMN 04 NATIONALITY	No. OF SHARES HELD	% INTEREST
01	001 1st Common Stockholder	PORTAFOLIO DE INV. SURAMERICANA	8.110.112.582	2	Colombian	32.803.083	27.98
	002 2nd Common Stockholder	VALKIRIA S.A.	8.002.022.464	2	Colombian	14,114.346	12,04
	003 3rd Common Stockholder	CIA.SURAMERICANA DE INVERSIONES	8.110.122.713	2	Colombian	9.775.163	8.34
	004 4th Common Stock holder	CIA. SURAMERICANA DE SEGUROS S.A..	8.909.034.079	2	Colombian	6.588.136	5.62
	005 5th Common Stockholder	BANCOLOMBIA	8.909.039.388	2	Colombian	6.295.974	5.37
		CIA. SURAMERICANA DE CONSTRUCCIONES S.A.	8.909.034.061	2	Colombian	5.134.423	4.38
	020 20th Common Stockholder						
	090 Other Stockholders With Less Interest						
	999 Common Stock - Subtotal						
02	001 1st Preferred Stockholder						
	002 2nd Preferred Stockholder						
	003 3rd Preferred Stockholder						
	004 4th Preferred Stockholder						
	005 5th Preferred Stockholder						
	020 20th Preferred Stockholder						
	090 Other Shareholders With Less Interest						
	990 Non-voting Preferred Stock - Subtotal						
03	001 1st Privileged Stockholder						
	002 2nd Privileged Stockholder						
	003 3rd Privileged Stockholder						
	004 4th Privileged Stockholder						
	005 5th Privileged Stockholder						
	020 20th Privileged Stockholder						
	090 Other Shareholders With Privileged Stock						
	999 Privileged Stock - Subtotal						
04	999 Total Shares Outstanding						

Note: Rank the twenty most important shareholders according to respective percentage interest
Type of Identification: 1 - Citizen's I.D.# 2. Tax I.D. # 3: I.D.# 5. Foreign Resident's I.D. #
Do not complete the spaces in black

F-220-511

	Name of Shareholder Company	Identification	Type of Identification	Nationality	N. Of Shares Held	% Interest
7	CIA. DE CEMENTO ARGOS S.A.	8.909.002.663	2	COLOMBIANA	4.307.983	3.67
8	CIA. SURAMERICANA DE SEGUROS DE VIDA S.A.	8.909.037.905	2	COLOMBIANA	4.052.424	3.46
9	CIA. NACIONAL DE CHOCOLATES S.A.	8.909.000.501	2	COLOMBIANA	3.771.398	3.22
10	INVERSIONES REACOL S.A.	830.049.535	2	COLOMBIANA	3.354.567	2.86
11	CEMENTOS EL CAIRO S.A.	8.909.001.830	2	COLOMBIANA	3.005.775	2.56
12	FUNDACION BANCOLOMBIA	890.980.724	2	COLOMBIANA	1.707.435	1.46
13	IND.COL.DE CAFÉ –COLCAFE-	8...909.035.321	2	COLOMBIANA	1.558.995	1.33
14	FCA. DE CAFÉ LA BASTILLA S.A.	8.909.014.467	2	COLOMBIANA	1.524.558	1.30
15	CEMENTOS DEL VALLE S.A.	8.903.004.371	2	COLOMBIANA	1.338.142	1.14
16	INTERNATIONAL FINANCE CORPORATION.(IFC)	236.001	N.A.	EXTRANJERA	1.196.717	1.02
17	CEMENTOS DEL CARIBE S.A.	8.901.002.510	2	COLOMBIANA	1.135.176	0.97
18	SUMITOMO MITSUI BANKING CORPORATION.	90.914.798	2	EXTRANJERA	893.362	0.76
19	BETANCUR DE TORO MARGARITA LILIA	21.385.684	1	EXTRANJERA	787.975	0.67
20	INVERSIONES VILLEGAS 6 CIA. S. EN C.	811.011.514	2	COLOMBIANA	653.918	0.56
21	OTROS ACCIONISTAS CON MENOS PARTICIPACION				13.238.938	11.29
	Subtotal common shares				117.238.488	100.00
	Shares with preferential dividend without right to vote					
	Privileged Shares					
1	INTERNATIONAL FINANCE CORPORATION (IFC)	236,001	N.A	EXTRANJERA	18,932,891	99.99
2	SANCHEZ DE COSSIO AURA ROSA	21,315,899	1	COLOMBIANA	1,578	0.01
3	COSSIO SANCHEZ JUAN DIEGO	71,700,812	1	COLOMBIANO	838	-
4	LONDOÑO ARANGO LUIS GONZALO	3,472,986	1	COLOMBIANO	48	-
5	LOPEZ ALVAREZ FERNANDO	8,265,280	1	COLOMBIANO	42	-
	Subtotal Privileged Shares				**18,935,397**	**100**
	Total Shares in Circulation				**136.173.885**	

SUPERINTENDENCIA DE VALORES ("SECURITIES COMMISSION")
FORMAT 020
GENERAL FINANCIAL INFORMATION REGARDING SHARES AND SHAREHOLDING COMPANIES CONTROLLED
BY THE BANKING COMMISSION

CODE		LINE DESCRIPTION	COLUMN 01	COLUMN 02	COLUMN 03	COLUMN 04
		SHAREHOLDER/SHARE DESCRIPTION	CURRENT QUARTER		SAME QUARTER PRIOR YEAR	
			# Shareholders	# Shares	# Shareholders	# Shares
01	005	Ordinary Stock	1.683	117.238.488	1.712	117.238.488
	010	Privileged Stock	5.00	18.935.397	5.00	18.935.397
	015	Preferred Stock	-	-	-	-
	999	TOTAL	1.688	136.173.885	1.717	136.173.885
		SHAREHOLDER DESCRIPTION				
02	005	% of Natural Persons	89.40	7.20	88.29	6.74
	010	% of Juristic Persons	10.60	92.80	11.71	93.26
	999	TOTAL	100	100	100	100
03	005	% of Foreign Investors	0.24	15.44	0.29	15.83
	010	% of Domestic Investors	99.76	84.56	99.71	84.17
	999	TOTAL	100	100	100	100
04	005	% of Public Investors	0.06	-	0.06	-
	010	% of Private Investors	99.94	100	99.94	100
	999	TOTAL	100	100	100	100
05	% Range of Shares Held Individually		-	-		
	005	UP TO 3%	1.680	37.025.169	1.710	43.613.305
	010	3.01% - 10.00%	5	32.101.679	4	25.513.543
	015	10.01% - 20.00%	2	34.243.954	2	34.243.954
	020	20.01% - 30.00%	1	32.803.083	1	32.803.083
	025	30.01% - 40.00%	-	-	-	-
	030	40.01% - 50.00%	-	-	-	-
	035	MORE THAN 50.00%	-	-	-	-
	999	TOTAL	1.688	136.173.885	1.717	136.173.885

SUPERINTENDENCIA DE VALORES (" SECURITIES COMMISSION")
FORMATO - 021
GENERAL FINANCIAL INFORMATION REGARDING EQUITY AND OTHER ITEMS

CODE		LINE DESCRIPTION	COLUMN 01 CURRENT QUARTER Sep. 01	COLUMN 02 SAME QUARTER PRIOR YEAR Sep. 00
01	005	Par Value of Share	300	300
	010	Equity Value of Share (Inc. Appreciation)	3.103.39	3.217.03
	015	Equity Value of Share (Excl. Appreciation	3.214.60	3.193.64
	020	Earnings Or Loss Per Share	90.84	138..59
02	005	Value of Dividends Declared On Common Shares	6.682.593.816.00	6.682.593.816.00
	010	Value of Dividends Declared On Other Shares	1.403.112.917.70	1.403.112.917.70
	015	Value of Dividends Declared On Preferred Stock	-	-
	999	Total Value of Dividends Declared	8.085.706.733.70	8.085.706.733.70
03	005	Total Value of Dividend Per Common Share	-	-
	010	Total Value of Cash Dividend Per Common Share	57.00	57.00
	015	Frequency of Payment Of Dividend Per Common Share	Quaterly	Quaterly
	020	No. of Payments Of Divident Per Share	4	4
	025	Date of First Payment	25-04-01	25-04-01
	030	Value of Dividend Per Common Share Paid In Shares	-	-
	035	Value of Extraordinary Dividend Per Share	-	-
	040	Value of Dividend Per Privileged Share	74.10	74.10
	045	Value of Dividend Per Preferred Share	-	-
04	005	Total Number of Employees	506	498
	010	% of Permanent Employees	97	97
	015	% of Temporary Employees	3	3
05	005	Depreciation Expense For Period	510	484
06	005	% of Installed Capacity Used	N.A	N.A
07	005	ADR and GDR Operations Abroad	-	-

F-220-516